Maverix Metals and Pan American Silver Announce Closing of Secondary Offering

Vancouver, B.C. - June 5, 2020 – Maverix Metals Inc. (NYSE American & TSX: MMX) (the “Company” or “Maverix”) and Pan American Silver Corp. (NASDAQ & TSX: PAAS) (“Pan American”) are pleased to announce the closing of the previously announced overnight marketed secondary offering of common shares of Maverix held by Pan American, including the exercise in full of the over-allotment option (together, the “Secondary Offering”). Pursuant to the Secondary Offering, Pan American sold 10,350,000 common shares of Maverix at a price of US$4.40 per common share for aggregate gross proceeds of US$45,540,000.
The Secondary Offering was made pursuant to an underwriting agreement dated May 29, 2020 (the “Underwriting Agreement”) between Maverix, Pan American and a syndicate of underwriters co-led by Raymond James Ltd., as sole bookrunner, and PI Financial Corp., and including National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Stifel GMP (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, Pan American paid the Underwriters a cash commission equal to 4.0% of the gross proceeds of the Secondary Offering.
The Secondary Offering was made by way of a prospectus supplement dated May 29, 2020 to the Company’s existing U.S. registration statement on Form F-10 and Canadian short form base shelf prospectus, the latter each dated September 13, 2019.
As previously announced, Pan American has acquired ownership or control of an additional 8,250,000 common shares of Maverix through the exercise of 8,250,000 common share purchase warrants (the “Warrants”). 5,000,000 Warrants had an exercise price of US$1.56 and 3,250,000 Warrants had an exercise price of US$2.408. Maverix received gross proceeds of approximately US$15.6 million. After the exercise of the Warrants, Maverix will have 128,009,804 common shares issued and outstanding on an undiluted basis.
The 10,350,000 common shares of Maverix disposed by Pan American in the Secondary Offering represented approximately 8.6% of the issued and outstanding common shares of Maverix on a non-diluted basis. Immediately following the closing of the Secondary Offering and the exercise of Warrants, Pan American directly owned 25,483,500 common shares of Maverix, representing approximately 19.9% of the issued and outstanding common shares of Maverix on a non-diluted basis. Prior to the Secondary Offering and exercise of the Warrants, Pan American owned 27,583,500 common shares and 8,250,000 Warrants representing approximately 23.03% of the total number of issued and outstanding common shares on a non-diluted basis and approximately 27.99% of the common shares on a partially-diluted basis assuming the exercise of the Warrants. Both Pan American’s disposition pursuant to the Secondary Offering and its acquisition pursuant to the exercise of the Warrants were made for investment purposes. Pan American may from time to time and at any time acquire additional securities or instruments of Maverix in the open market or otherwise, and reserves the right to dispose of any or all of such securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to such securities, the whole depending on market conditions, the business and prospects of Maverix and other relevant factors. Pan American has agreed, subject to certain limited exceptions, not to sell any common shares or other securities of Maverix for a period of 90 days from the closing of the Secondary Offering.

PAN AMERICAN SILVER CORP. 1

About Maverix
Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the Toronto Stock Exchange under the symbol “MMX”.
About Pan American
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.

For further information, please contact:
Maverix Metals Inc.
Daniel O’Flaherty, CEO & Director, or Ryan McIntyre, President
Phone: (604) 343-6225
Email: info@maverixmetals.com

Pan American Silver Corp.
Siren Fisekci
VP, Investor Relations & Corporate Communications
Phone: (604) 806-3191
Email: ir@panamericansilver.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to Pan American Silver Corp.’s future acquisitions or dispositions of securities of Maverix. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19, on Maverix’s business, operations and financial condition and the mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form and Form 40-F, each dated March 23, 2020 available at www.sedar.com and www.sec.gov, respectively. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.